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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-68033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odeon Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Dorfman 212-257-5035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Aaron Dorfman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odeon Capital Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

ROBERT F. HOFFMAN STATE OF NEW YORK NOTARY PUBLIC Qualified in NEW YORK County 01HO6355119 MY COMMISSION EXPIRES 02/27/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	2,255,533
Due from broker		8,163,347
Commissions receivable		514,041
Marketable securities (Note 2)		8,820,143
Non-marketable securities (Note 2)		272
Other assets (Note 7)		279,409
Capitalized assets, net of accumulated depreciation and amortization of $696,095 (Notes 2 & 6)		101,018
Total Assets	$	20,133,763

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased (Note 2)	$	10,972,617
Accounts payable and accrued expenses		2,518,419
Total Liabilities		13,491,036
MEMBERS' EQUITY (Note 8)		6,642,727
Total Liabilities and Members' Capital	$	20,133,763

See accompanying notes and independent accountants' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date. Research income and investment banking income and related expenses are recorded at the time the services are provided.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for Federal and State income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated buiness tax based on Company income, if applicable.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated useful lives ranging from 3 to 39 years. Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

Note 2 - Summary of Significant Accounting Policies (concluded)

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Debt Securities	$ 8,589,413	$ 8,589,141	$ -	$ 272
Equity Securities	$ 202,203	$ 202,203	$ -	$ -
Options	$ 28,800	$ 28,800	$ -	$ -
Securities Sold Short	$ 10,972,616	$ 10,972,616	$ -	$ -

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Recently Effective Accounting Pronouncements

Revenue Recognition

Effective January 1. 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitiled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 4 - Commitments and Contingencies

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well as a second office pursuant to a lease agreement expiring March 31, 2019 and one satellite office pursuant to a lease agreement expiring July 31, 2019.

Total rent expense for the year ended December 31, 2018 was $1,275,776.

Future minimum lease obligations under these leases are as follows:

Year	Amount
2019	712,474
2020	1,065,375
2021	1,190,834
2022	1,220,605
2023	1,251,120
Thereafter	7,119,124
Total	$ 12,559,532

The Company established a standy letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit secure to the lease.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk (Concluded)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Capitalized Assets

A summary of capitalized assets as of December 31, 2018 is as follows:

Furniture and fixtures and machinery and equipment	$ 495,719
Capital improvements	117,521
Organization costs	184,683
Total capitalized assets	797,923
Less: accumulated depreciation and amortization	(696,905)
Capitalized assets, net	$ 101,018

Depreciation and amortization expense charged to operations for the period ended December 31, 2018 was $41,149.

Note 7 - Related Party Transactions

Included in Other Assets is approximately $106,000 in loans receivable from two partnerships owned by the partners of the Company. The loans have no payment terms and bears no interest.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had Net Capital of $3,823,202 which was $3,655,307 in excess of its required net capital of $167,895. The Company's net capital ratio was 65.87%.

Note 9 - Extraordinary Item

In 2015 the Company lost a FINRA arbitration to a former employee and paid out the award to the former employee in 2016. Subsequently, Odeon appealed the FINRA award in Federal Court. In February of 2018 the Company was informed that it lost its appeal and was court ordered to pay the former employee's legal fees with regard to the appeal in the amount of $209,385.

Note 10 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2019 and February 21, 2019 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standard will have on the Company's financial statement when adopted. As of January 1, 2019, the Company will record a right-of-use asset in the amount of approximately $9,775,500 and a lease liability in the amount of approximately $9,787,000. The impact to the Company's net capital will be approximately $12,000 as the right-of-use asset will be allowable to the extent of the lease liability.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group LLC
750 Lexington Avenue – 27th Fl
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Odeon Capital Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Odeon Capital Group LLC's management. Our responsibility is to express an opinion on Odeon Capital Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Odeon Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Odeon Capital Group LLC's auditor since 2009.

New York, NY
February 19, 2019